                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO.1)

                           Sight Resource Corporation
                           --------------------------
                                 Name of Issuer)

                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                    82655N105
                                    ---------
                                 (CUSIP Number)

                                Carene S. Kunkler
                                6725 Miami Avenue
                             Cincinnati, Ohio 45243
                                 (513) 527-9700
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 31, 2002
                                -----------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box [ ].

                  Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


         1. The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 82655N105             13D                     Page 2 of 25 Pages

1           NAME OF REPORTING PERSON                                                      LA SESTA S.A.
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                       (a)  [ ]
            (See Instructions)                                                     (b)


3           SEC USE ONLY


4           SOURCE OF FUNDS (See Instructions)      WC

5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)  [ ]


6           CITIZENSHIP OR PLACE OF ORGANIZATION
            Luxembourg

NUMBER OF                                      7       SOLE VOTING POWER
                                                           5,980,511
SHARES

BENEFICIALLY                                   8       SHARED VOTING POWER

OWNED BY
                                               9       SOLE DISPOSITIVE POWER
EACH                                                       5,980,511

REPORTING
                                               10      SHARED DISPOSITIVE POWER
PERSON WITH

11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                  5,980,511

12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
            (See Instructions)                  [ ]


13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                         12.4%


14          TYPE OF REPORTING PERSON  (See Instructions)
            CO

CUSIP No. 82655N105             13D                     Page 3 of 25 Pages


ITEM 1.  SECURITY AND ISSUER.


                  The title of the class of equity securities to which this
Schedule 13D (the "Statement") relates is common stock, par value $.01 per share ("Common Stock"), of Sight Resource Corporation, a Delaware corporation ("SRC"). The principal executive offices of SRC are located at 6725 Miami Avenue, Cincinnati, OH 45243.

ITEM 2.  IDENTITY AND BACKGROUND.

                  This Statement is being filed by La Sesta S.A. ("La Sesta") (the "Reporting Person").

                  La Sesta is a Luxembourg corporation. Its business address is c/o MEVEA s.a.r.l. (attention Mr. R. Meneguz), 6-12 Place d'Armes L-1136, Luxembourg.

                  Directors of La Sesta are:

                                                            Residence or Business          Country of
                               Director                           Address                 Citizenship
                               --------                           -------                 -----------
                   Marco Brustio                         Piazza Parrocchiale 1               Italy
                                                         21020 Galliate
                                                         Lombardo (VA)
                                                         Italy

                   Giovanni Orsi Mazzucchelli            Via Petrarca 24                     Italy
                                                         21100 Varese
                                                         Italy

                   Marco Orsi Mazzucchelli               Via Petrarca 20                     Italy
                                                         21100 Varese
                                                         Italy

                  Mr. Brustio is a director of SRC.

                  During the last five years, La Sesta has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

                  During the last five years, La Sesta has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 82655N105             13D                     Page 4 of 25 Pages


ITEM 3.          SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                 La Sesta holds 5,980,511 shares of Common Stock of SRC. Such shares (or the shares of eyeshop.com inc. which were converted into shares of SRC in connection with the acquisition of eyeshop.com inc by SRC) were acquired by La Sesta through the use of working capital.

ITEM 4.          PURPOSE OF TRANSACTION.

                 (a) Of the shares of Common Stock of SRC held by La Sesta, 2,980,511 were acquired in connection with (i) the acquisition of eyeshop.com inc by SRC and (ii) the related direct purchase of shares from SRC. Information with regard to those transactions appears in Item 4 to the Schedule 13D of La Sesta and certain other parties dated June 4, 2001 and filed with the Securities and Exchange Commission ("SEC") on that date. Such information is hereby incorporated by reference.

                 (b) Pursuant to a Common Stock Purchase Agreement (the "Purchase Agreement") among SRC and the parties listed below, on December 31, 2002 the parties listed below purchased from SRC the number of shares of Common Stock indicated below. The shares were sold and purchased in a private placement at a purchase price of $0.20 per share (the "Private Placement"):

                    Purchaser                          Number of Shares         Aggregate Purchase Price
                    ---------                          ----------------         ------------------------
Carlyle Venture Partners, L.P.                              1,940,295                   $ 388,059
Carlyle U.S. Venture Partners, L.P.                           257,335                   $  51,467
C/S Venture Investors, L.P.                                   396,255                   $  79,251
Carlyle Venture Coinvestment, L.L.C.                          156,115                   $  31,223
E. Dean Butler                                              1,250,000                   $ 250,000
Excalibur Investments B.V.                                  5,500,000                  $1,100,000
La Sesta S.A.                                               3,000,000                   $ 600,000


                 Also pursuant to the Purchase Agreement and as of December 31, 2002, SRC issued to Carlyle Venture Partners, L.P., C/S Venture Investors, L.P., Carlyle U.S. Venture Partners, L.P. and Carlyle Venture Coinvestment, L.L.C. (the "Carlyle Entities") an aggregate of 1,849,625 shares of Common Stock as payment of accrued and unpaid dividends on the shares of Series B Convertible Preferred Stock, par value $.01 per share (the "Preferred Stock"), held by the Carlyle Entities.

                 Also pursuant to the Purchase Agreement and as of December 31, 2002, the Carlyle Entities converted all shares of Preferred Stock held by them into an aggregate of 3,243,900 shares of Common Stock.

                 Also pursuant to the Purchase Agreement, the Carlyle Entities and SRC agreed to the cancellation of certain warrants (being referred to as Class I (Mirror) Warrants) representing an obligation to purchase an aggregate of 62,884 shares of Common Stock.

CUSIP No. 82655N105             13D                     Page 5 of 25 Pages

                 La Sesta purchased the additional shares (i) for the purpose of investment and (ii) to provide to SRC a portion of the funds required by SRC in connection with the Sixth Loan Modification Agreement (described below).

                 On December 31, 2002, CadleRock Joint Venture L.P. ("CadleRock") purchased from the holder thereof indebtedness of SRC having a face amount of $7,120,000. In connection with such purchase, SRC entered into a Sixth Loan Modification Agreement (the "Modification Agreement") with CadleRock. Pursuant to the Modification Agreement, (i) SRC paid to CadleRock $1,560,000 and
(ii) CadleRock agreed to the reduction to $2,000,000 of the balance of the indebtedness owing by SRC. The $2,000,000 is payable June 30, 2004 and bears interest at the rate of 12% per annum. A $200,000 termination fee is payable by SRC to CadleRock at the time of payment of the $2,000,000.

                 A portion of the $2,500,000 received by SRC in consideration of the shares issued in the Private Placement was used to fund the $1,560,000 payment to CadleRock.

                 The Purchase Agreement provides that, for a period of three years, the Board of Directors of SRC shall take such action as may be consistent with its fiduciary duties to cause the Board of Directors to remain consistent with its current composition, subject to the following: (i) Mr. Dino Tabacchi (a director of SRC and an affiliate of Excalibur Investments B.V.) and one representative of the Carlyle Entities will be members of the Board; (ii) Mr. Marco Brustio (who was elected to the Board on December 31, 2002 and who is a director of La Sesta) will be a member of the Board; and (iii) the Board shall nominate an additional director who shall have significant financial and accounting expertise and who is neither employed by SRC nor any affiliate of SRC as an employee or consultant, and the identity and financial and accounting experience of such director shall be reasonably satisfactory to the Carlyle Entities; and (iv) Mr. Tabacchi shall have the right to designate a director to fill the first vacancy on the Board (other than vacancies related to the positions reserved for the Carlyle Entities and Mr. Brustio).

                 On December 31, 2002, Mr. Dino Tabacchi, La Sesta, and the Carlyle Entities entered into a Put and Right of First Refusal Agreement (the "Put Agreement"). Under the Put Agreement, the Carlyle Entities were granted the right to require Mr. Tabacchi and La Sesta or their permitted assigns to purchase from the Carlyle Entities an aggregate of up to 7,000,000 shares of Common Stock of SRC at the purchase price, in the amounts, during the periods and on the terms set forth in the Put Agreement. Of the 7,000,000 shares, Mr. Tabacchi (and his permitted assigns) may be required to purchase up to 5,600,000 shares (subject to the further limitation that the aggregate purchase price shall not exceed $4,000,000), and La Sesta (and its permitted assigns) may be required to purchase up to 1,400,000 shares (subject to the further limitation that the aggregate purchase price shall not exceed $1,000,000).

CUSIP No. 82655N105             13D                     Page 6 of 25 Pages


ITEM 5.          INTEREST IN SECURITIES OF THE ISSUER.

                 La Sesta owns 5,980,511 shares of Common Stock of SRC, constituting 12.4% of all shares outstanding.

                 La Sesta has sole power to vote or to direct the vote of, and to dispose or direct the disposition of, all shares owned by it.

                 Other than as described in this Statement, no transactions in shares of Common Stock of SRC were effected during the past 60 days by La Sesta.

ITEM 6.          CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                 RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                 (a) Information with respect to contracts, arrangements, understandings or relationships relating to the shares of Common Stock of SRC acquired by La Sesta in connection with the acquisition of eyeshop.com inc by SRC appears in Item 6 of the Schedule 13D of La Sesta and certain other parties dated June 4, 2001 and filed with the SEC on that date. Such information is hereby incorporated by reference.

                 (b) On December 31, 2002, Mr. Dino Tabacchi, La Sesta, and the Carlyle Entities entered into a Put and Right of First Refusal Agreement (the "Put Agreement"). Under the Put Agreement, the Carlyle Entities were granted the right to require Mr. Tabacchi and La Sesta or their permitted assigns to purchase from the Carlyle Entities an aggregate of up to 7,000,000 shares of Common Stock of SRC at the purchase price, in the amounts, during the periods and on the terms set forth in the Put Agreement. Of the 7,000,000 shares, Mr. Tabacchi (and his permitted assigns) may be required to purchase up to 5,600,000 shares (subject to the further limitation that the aggregate purchase price shall not exceed $4,000,000), and La Sesta (and its permitted assigns) may be required to purchase up to 1,400,000 shares (subject to the further limitation that the aggregate purchase price shall not exceed $1,000,000).

                 The Put Agreement also grants to Mr. Tabacchi and La Sesta the right to purchase shares that the Carlyle Entities propose to sell to a third party. The terms under which Mr. Tabacchi and La Sesta may purchase such shares are to be no less favorable than those offered by the third party purchaser.

ITEM 7.          MATERIAL TO BE FILED AS EXHIBITS.

                Exhibit 1 Common Stock Purchase Agreement dated as of December 30, 2002 (incorporated by reference from
                              Exhibit 10.39 to SRC's Current Report on Form 8-K dated January 9, 2003 and filed with the SEC on January 10, 2003).

                Exhibit 2 Put and Right of First Refusal Agreement dated as of December 31, 2002.

CUSIP No. 82655N105             13D                     Page 7 of 25 Pages

                Exhibit 3 Items 4 and 6 of the Schedule 13D of La Sesta S.A. and certain other parties dated June 4, 2001 and filed with the SEC on that date are hereby incorporated by reference.

                Exhibit 4             Power of Attorney of La Sesta S.A.


                                    SIGNATURE

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: January 10, 2003

                                               /s/ Duane Kimble Jr.
                                      --------------------------------------
                                      Duane Kimble Jr., as Attorney-In-Fact
                                      for La Sesta S.A.

CUSIP No. 82655N105             13D                     Page 8 of 25 Pages



                                                                       EXHIBIT 2

                    PUT AND RIGHT OF FIRST REFUSAL AGREEMENT


        THIS PUT AND RIGHT OF FIRST REFUSAL AGREEMENT is made and entered into as of the 31 day of December 2002 (this "Agreement"), by and among Dino Tabacchi ("Tabacchi"), La Sesta S.A., a Luxembourg company represented by Marco Brustio ("La Sesta"), and Carlyle Venture Partners, L.P. , C/S Venture Investors, L.P., Carlyle U.S. Venture Partners, L.P. and Carlyle Venture Coinvestment, L.L.C. (collectively, "Carlyle"). Tabacchi, La Sesta and Carlyle are sometimes referred to herein individually as a "Party" and collectively as the "Parties."

                              W I T N E S S E T H:

        WHEREAS, Tabacchi, La Sesta and Carlyle are parties to the Common Stock Purchase Agreement dated of even date herewith (the "Purchase Agreement"), by and among the Parties and E. Dean Butler (sometimes referred to hereafter together with Tabacchi, La Sesta and Carlyle, collectively, as the "Securities Purchasers") and Sight Resource Corporation, a Delaware corporation ("SRC"), pursuant to which each of them has committed to acquire shares of Common Stock of SRC ("Common Stock"), in the amounts, at the purchase price and on the terms and conditions specified therein; and

        WHEREAS, as consideration to induce Carlyle to commit to acquire additional shares of Common Stock pursuant to the Purchase Agreement and to agree to convert all of the shares of Series B Convertible Preferred Stock of SRC (the "Series B Stock") held by Carlyle into shares of Common Stock pursuant to the terms of the Purchase Agreement, SRC has agreed to pay all accrued and unpaid dividends on the Series B Stock to Carlyle through the issuance of additional shares of Common Stock pursuant to the terms of the Purchase Agreement, and Tabacchi and La Sesta have agreed to grant to Carlyle the right to cause the Shares (as hereafter defined) to be purchased by Tabacchi and La Sesta (or their Permitted Grantor Transferees) in the amounts and under the terms and conditions provided in this Agreement; and

        WHEREAS, as consideration to induce Tabacchi and La Sesta to commit to acquire additional shares of Common Stock pursuant to the Purchase Agreement, Carlyle agrees to convert all of the shares of Series B Convertible Preferred Stock of SRC (the "Series B Stock") held by Carlyle into shares of Common Stock and to cancel the Class I (Mirror) and Class II Warrants of the Company held by Carlyle, simultaneously with the closing of the sale of shares of Common Stock pursuant to the Purchase Agreement.

        NOW, THEREFORE, the Parties having duly authorized the execution and delivery of this Agreement as required by the laws of the jurisdiction in which each is organized or incorporated, and in consideration of the premises and the mutual covenants and agreements herein, and intending to be bound hereby, the Parties agree as follows:

CUSIP No. 82655N105             13D                     Page 9 of 25 Pages

                                    ARTICLE I
                                   DEFINITIONS

        SECTION 1.01    Definitions

Capitalized terms used and not otherwise defined in this Agreement have the meanings respectively ascribed to them in the Purchase Agreement. In addition, the following terms when capitalized have the following meanings in this
Agreement:

                (a) "Affiliate" means, with respect to any Person, a Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the Person specified.

                (b) "Business Day" means any day on which commercial banks are not authorized or required by law to close in Cincinnati, Ohio.

                (c) "Common Stock" means the common stock, par value $.01 per share, of SRC.

                (d) "Entity" means a partnership, a joint venture, a corporation, a trust, a limited liability company or any other organization legally organized under the laws of any jurisdiction.

                (e) "Fair Market Value" means the average close price of shares of Common Stock as quoted on the OTC Bulletin Board (or such other primary bulletin board or exchange or market system on which shares of Common Stock are then quoted or listed) for the latest 30 trading days ended as of the last day of each quarter during which the Put Notice exercising the Put Option has been delivered to the Grantors, without including in such calculations the highest and lowest price of the shares of Common Stock achieved during such period, such high and low prices to be eliminated only once in computing each such average. In the event the closing prices required by the preceding sentence are unavailable, Fair Market Value shall be determined using a method to be mutually agreed to by the Grantors and Carlyle negotiating in good faith, and if Tabacchi and La Sesta fail to negotiate with, or if Tabacchi, La Sesta and Carlyle cannot agree to such method or Fair Market Value, within 10 days after the date that Fair Market Value was initially to be determined, the Fair Market Value shall be the amount determined by one of the three largest nationally recognized accounting firms based on annual revenues, who shall be selected by Carlyle. Carlyle shall give notice of such selection to Tabacchi and La Sesta within five days after making such selection, and such selection shall be final and binding on all the Parties to this Agreement, unless Tabacchi and La Sesta shall object to such selection within five days after receiving notice from Carlyle pursuant to Section 4.07 of this Agreement, by written notice to Carlyle, which notice shall propose one of the other two remaining largest accounting firms based on annual revenues to determine the Fair Market Value. If Tabacchi and La Sesta notify Carlyle within the time period specified in the preceding sentence and propose an alternative accounting firm, Carlyle has five days after Tabacchi and La Sesta provides notice to Carlyle to object to their proposal, in which case the remaining one of the three largest

CUSIP No. 82655N105             13D                     Page 10 of 25 Pages

accounting firms based on annual revenues, which has not been selected by any of the Parties hereto shall be the firm engaged to determine Fair Market Value.

                (f) "First Put Period" means the first three full quarters commencing on the Put Period Commencement Date and ending on the last day of the third full quarter following the Put Period Commencement Date.

                (g) "Grantee" means individually, Carlyle Venture Partners, L.P., C/S Venture Investors, L.P., Carlyle U.S. Venture Partners, L.P. and Carlyle Venture Coinvestment, L.L.C., and "Grantees" mean collectively, Carlyle.

                (h) "Grantor" means individually, Tabacchi, La Sesta or each Permitted Grantor Transferee, and "Grantors" mean collectively, Tabacchi, La Sesta and all Permitted Grantor Transferees.

                (i) "La Sesta" has the meaning ascribed to it in the introductory paragraph to this Agreement.

                (j) "New Securities" mean all shares of Common Stock issued to Carlyle (i) pursuant to the Purchase Agreement, (ii) upon conversion of the Series B Stock, and (iii) the Dividend Shares, as adjusted for stock splits, reverse stock splits and Common Stock dividends declared and paid on account of shares of Common Stock and any recapitalization, reorganization, merger, sale of assets or similar transaction.

                (k) "Permitted Grantor Transferee" means any Entity who Tabacchi or La Sesta, as the case may be, has substituted as the grantor and obligor of all of Tabacchi's or La Sesta's obligations pursuant to the Put Option or the Right of First Refusal, as applicable, subject to fulfillment of the following conditions: (i) such Entity is demonstrably able to fulfill all monetary obligations required to purchase all Shares required to be purchased by Tabacchi or La Sesta, as applicable, pursuant to the Put Option or the Right of First Refusal, as applicable, (ii) such Entity meets (and does not violate) and complies with all applicable legal and regulatory requirements as may be imposed by federal, state, local and foreign jurisdictions and governmental agencies and authorities upon each of the Parties to this Agreement and SRC and with respect to the transactions provided for by this Agreement, and (iii) such Entity becomes a party to this Agreement by executing and delivering to Carlyle a counterpart of the signature page to this Agreement.

                (l) "Person" means and includes an individual, a partnership, a joint venture, a corporation, a trust, a limited liability company, an unincorporated organization, any foreign, federal, state or local court or tribunal or administrative, governmental or regulatory body, agency commission, division, department, public body or other authority, or any other organization or entity.

                (m) "Purchase Agreement" has the meaning ascribed to it in the Recitals to this Agreement.

CUSIP No. 82655N105             13D                     Page 11 of 25 Pages

                (n) "Put Option" means Carlyle's right and option to require each Grantor, on the terms and conditions set forth in this Agreement, to purchase the Shares, effective as of the date of this Agreement.

                (o) "Put Period Commencement Date" means the date that is the later of (i) January 1, 2003 or (ii) the date that Carlyle and the other Securities Purchasers acquire shares of Common Stock pursuant to the Purchase Agreement.

                (p) "Put Term" means (a) the period commencing on the Put Period Commencement Date, and (b) ending on the last day of the ninth full quarter after such Put Period Commencement Date, plus (c) all Extensions.

                (q) "Second Put Period" means the three full quarters commencing on the first day of the fourth full quarter following the Put Period Commencement Date and ending on the last day of the sixth full quarter following the Put Period Commencement Date.

                (r) "Securities Purchasers" has the meaning ascribed to it in the Recitals to this Agreement.

                (s) "Shares" means 7,000,000 shares of Common Stock (including New Securities), as adjusted from time to time for stock splits, reverse stock splits and Common Stock dividends declared and paid on account of shares of Common Stock and any recapitalization of the Company where such securities are issued to all stockholders of the Company on a pro rata basis.

                (t) "SRC" has the meaning ascribed to it in the Recitals of this Agreement.

                (u) "Subsidiary" means any Person of which a Party shall now or hereafter own or be owned by, directly or indirectly, through one or more Subsidiaries or otherwise, a Person holding equity interests representing 100% of the voting securities of such Person.

                (v) "Tabacchi" has the meaning ascribed to it in the introductory paragraph to this Agreement.

                (w) "Third Put Period" means the three full quarters commencing on the first day of the seventh full quarter following the Put Period Commencement Date and ending on the last day of the ninth full quarter following Put Period Commencement Date.

                (x) "Trading Day" with respect to a securities exchange or quotation system or bulletin board means a day on which such exchange or quotation system or bulletin board is open and conducting business.

                (y) "Transfer" (including with correlative meanings, the terms "transferring" and "transferred") means the direct or indirect sale, assignment, transfer, grant of a participation or derivative interest in, pledge or other disposition of any Shares (or solicitation of any offers to buy or otherwise acquire, or take a pledge of, any Shares).

CUSIP No. 82655N105             13D                     Page 12 of 25 Pages

        SECTION 1.02 Other Terms.
Each of the following terms is defined in the Section set forth opposite such term:

                Term                                       Section
                ----                                       -------
                Carry-Over Shares                          2.02
                Excess Exercised Shares                    2.04(c)
                Extensions                                 2.02
                Proposed Transferee                        3.01
                Offer                                      3.01
                Offerees                                   3.01
                Offered Shares                             3.01
                Offered Shares Closing                     3.03
                Over-Allotment Right                       3.02
                Purchasers                                 3.02
                Put Closing                                2.04(b)
                Put Period                                 2.02
                Put Notice                                 2.03
                Put Period                                 2.01
                Put Price                                  2.04(a)
                Right of First Refusal Exercise Notice     3.02
                Standoff                                   2.02
                Standoff Conditions                        2.02

                                   ARTICLE II
                                   PUT RIGHTS

        SECTION 2.01 Grant of Put Rights.

Subject to the terms and conditions of this Agreement, Tabacchi and La Sesta, and each of their Permitted Grantor Transferees, irrevocably grants and issues to each Grantee a Put Option to require the Grantors to purchase the Shares, in whole or in part, exercisable in such Grantee's sole discretion, during the Put Period, at the Put Price, in the following proportions: (a) one-third or 2,333,333 Shares for the First Put Period; (b) one-third or 2,333,333 Shares for the Second Put Period, and (c) one-third or 2,333,333 Shares for the Third Put Period (and with the First Put Period and Second Put Period, sometimes referred to individually, as a "Put Period" and collectively, as the "Put Periods"). By way of clarification and not limitation, the Grantees may exercise the Put Option as of the last Business Day of any given quarter within a Put Period for as many Shares as it may determine subject to the above maximums (for example, the Grantees may, but are not required to, exercise the Put Option for the entire 2,333,333 Shares for the First Put Period, in the first quarter). If at the last day of the First Put Period, Second Put Period or Third Put Period, as the case may be, Grantees have not exercised the Put Option with respect to any of the Shares allocable to such Put Period, the Grantees' right to exercise the Put Option and to require the Grantors to purchase such Shares shall expire, subject to the Grantees' right, in the event of a Standoff, to carry-over any Shares to the remaining quarters of the Put Term, as

CUSIP No. 82655N105             13D                     Page 13 of 25 Pages

described in Section 2.02 below. The Grantors obligations to acquire Shares shall be up to the following maximum amounts: (a) Tabacchi and his Permitted Grantor Transferees shall be obligated to purchase and acquire up to an aggregate of 5,600,000 Shares, except that Tabacchi and his Permitted Grantor Transferees shall not be required to purchase such shares at any Put Closing (as hereafter defined) if the aggregate purchase price for all Shares purchased by Tabacchi and its Permitted Grantor Transferees would then exceed $4,000,000, and
(b) La Sesta and its Permitted Grantor Transferees shall be obligated to acquire up to an aggregate of 1,400,000 Shares except that La Sesta and its Permitted Grantor Transferees shall not be required to purchase such shares at any Put Closing if the aggregate purchase price for all Shares purchased by La Sesta and its Permitted Grantor Transferees would then exceed $1,000,000. The Grantors shall have no rights or interests in any Shares that are not purchased and paid for by them.

        SECTION 2.02 Put Period and Standoff.

The Put Option shall continue in effect during the Put Term and all Extensions thereof, except that if as of the last day of any quarter during the Put Period the index for the national market of the Nasdaq Stock Market, Inc. ("Nasdaq") or any successor thereto, as reported by Nasdaq, has increased (i) by 60% or more during the prior six-month period as reported for the first day of such six-month period and the last day of such six-month period, or (ii) by 120% or more during the prior 12 month period as reported for the first day of such 12--month period and the last day of such 12-month period (collectively, the "Standoff Conditions"), the Put Option relating to such quarter shall not be exercisable by any Grantee (each case being a "Standoff"). If a Standoff shall be in effect at the end of the First Put Period, Second Put Period or Third Put Period, as the case may be, the Grantees shall carry-over any unexercised Shares (the "Carry-Over Shares") allocable to such Put Period, by reallocating those Carry-Over Shares on a pro-rata basis to the remaining Put Periods during the Put Term; provided, that if any Standoff is in effect as of the end of the Third Put Period, the Put Term shall be extended by successive full quarters (each an "Extension" and together the "Extensions") until such time as such Standoff Conditions shall be no longer in effect. Following each Standoff, the Put Option shall resume being exercisable by the Grantees on each date that the Standoff shall no longer be in effect. In the final quarter of an Extension, the Grantees shall have the right to exercise the Put Option, and, if so exercised, the Grantors shall have the obligation to purchase, all remaining Shares that have not yet been purchased by the Grantors.

        SECTION 2.03 Put Notice.

The Put Option may be exercised in the sole discretion of each Grantee by delivering written notice ("Put Notice") of exercise to the Grantor as of the last day of each quarter within a Put Period. The Put Notice shall indicate the number of Shares each Grantee is putting to the Grantors. Upon receipt of a Put Notice in accordance with the terms hereof, the applicable Grantees shall be obligated to sell all of the Shares to which the Put Notice relates, free and clear of all liens and encumbrances created by each of them or their respective Affiliates (other than pursuant to this Agreement). The Grantors shall be obligated to purchase pro rata all of such Shares put by the applicable Grantees, at the applicable Put Price in accordance with, and subject to, the terms of this Agreement; provided, however, that the Put Option may not be exercised if

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CUSIP No. 82655N105             13D                     Page 14 of 25 Pages

the Standoff Conditions have occurred and are continuing. For purposes of the foregoing sentence, the "pro rata" portion of Shares that Tabacchi and its Permitted Grantor Transferees on the one hand, and La Sesta and its Permitted Grantor Transferees on the other hand, shall be obligated to purchase, shall mean a fraction, (A) the numeration of which shall be 5,600,000 in the case of Tabacchi and his Permitted Grantor Transferees, and 1,400,000 in the case of La Sesta and its Permitted Grantor Transferees and the (B) denominator of which shall be 7,000,000, subject to the aggregate limitations set forth in Section
2.01 of this Agreement.

        SECTION 2.04 Put Price; Closing and Limitation on Shares.

                (a) The "Put Price" at which the Put Shares shall be sold to the Grantors shall be the Fair Market Value determined as of the last day of each quarter for which the Put Option has been exercised. Notwithstanding anything herein to the contrary, the Put Price shall not (a) exceed $1.00 per share, and
(b) be less than $0.20 per share, provided, further, that the Put Price at which the first 2,333,333 Shares sold to and purchased by the Grantors during the last five quarters of the Put Term shall be not less than $0.30 per share.

                (b) The Grantees shall be obligated to sell, and the Grantors shall be obligated to pay the purchase price for and acquire, the Shares being sold and purchased pursuant to each Put Notice at the Put Closing (as hereafter defined). The closing of the purchase and sale of Shares pursuant to each Put Option, shall take place at the principal office of Carlyle or at such other location as the Parties shall mutually agree, on a Business Day to be mutually agreed upon by the Grantors and the Grantees, which date shall be no later than 30 days following the last day of the quarter during which the Put Notice was delivered, or if the Parties do not mutually agree to a closing date, the closing date shall be the next Business Day following such thirtieth day (each a "Put Closing"); provided, however, that if the purchase of Shares is subject to prior regulatory approval, the Grantors and Grantees will use their reasonable best efforts to obtain the necessary regulatory approvals and the Put Closing shall be postponed until the expiration of five Business Days after the date that all such regulatory approvals shall have been received. At each Put Closing, the Grantees shall deliver to the Grantors the certificates representing the Shares being sold pursuant to the exercise of such Put Option, duly endorsed or accompanied by stock powers executed in blank, in form and substance customary in the United States of America for transactions of this type, and evidence reasonably satisfactory to the Grantor that the Shares are being transferred free and clear of all liens and encumbrances created by such Grantee or its Affiliates (it being understood that in no event shall a Grantee be obligated to make any representations and warranties, or to provide any indemnities, with respect to (i) any matters relating to the Company, or (ii) with respect to any other matters other than (1) title to the Shares held by such Grantee, such title being free and clear of all liens and encumbrances created by it or its Affiliates, (2) such Grantee's authority, authorization and right to enter into and consummate the sale without contravention of any law or agreement, and without the need for any third party consent or approval (not including any governmental or regulatory consent or approval which shall have been applied for or received), and (3) the existence of pending or, to the knowledge of the Grantee, threatened litigation involving such Grantee that could reasonably be expected to prohibit or limit the sale of good title to the Shares by such Grantee). At each Put Closing, the Grantors shall pay the Put Price to each Grantee by delivery of cash by wire transfer to the accounts of the applicable Grantees.

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CUSIP No. 82655N105             13D                     Page 15 of 25 Pages

                (c) Notwithstanding anything in Section 2.04(b) to the contrary, if Grantees exercise their Put Option (including Excess Exercised Shares, as defined below, if any, carried over from the previous quarter) for more than an aggregate of 777,777 Shares as of the last day of a quarter that is not the last day of the First Put Period, Second Put Period or Third Put Period, or any Extension thereof, as the case may be, the Put Closing and payment of the Put Price for such number of Shares in excess of 777,777 (the "Excess Exercised Shares") shall take place at a date not later than 30 days following the first to occur of (i) the end of the next quarter during which Put Notices exercising the Put Option for fewer than an aggregate of 777,777 Shares (including Excess Exercised Shares) have been delivered to the Grantors, or (ii) the end of the next quarter that shall be the last quarter of a Put Period, it being understood that no payment shall be required to be made for more than 777,777 Shares for any quarter in any Put Period, except for the last quarter in each Put Period at which time the Grantors shall be obligated to purchase all Excess Exercised Shares from the Grantees.

                (d) If any of the Grantors do not pay the full amount of the Put Price for all Shares to be purchased by such Grantors at any Put Closing or during the Put Period, Article III, Right of First Refusal, immediately shall terminate and no longer be in effect, and, at the Grantees' option, in their sole discretion, the Grantees may (i) withdraw the exercise of the Put Option with respect to such Shares, in which case they would retain all rights and obligations with respect thereto, (ii) deem the exercise of the Put Option to remain in effect, in which case, if the Grantors do not pay the Put Price within 30 days of the date of the Put Notice, the Put Price shall double, and (iii) exercise all of their other rights and remedies, in law and in equity, pursuant to this Agreement and otherwise. The Grantors and Grantees acknowledge and agree that this Section 2.05 does not constitute a liquidated damages provision or a penalty.

        SECTION 2.05 Assignment.

Tabacchi and La Sesta may assign their respective rights and obligations to purchase the Shares pursuant to the Put Option to their respective Permitted Grantor Transferees. Notwithstanding an assignment of the Put Option by Tabacchi or La Sesta, as the case may be, Tabacchi and La Sesta shall remain primarily liable for all payment and performance obligations of the Grantors under the Put Option and this Agreement.

        SECTION 2.06 Exercise of Put Option Not a Transfer.

None of the exercises by Grantees of the Put Option, nor the consummation of the transactions contemplated thereby, shall constitute a Transfer that is subject to the Right of First Refusal set forth in Article III of this Agreement (by way of example and not limitation, the sale of shares by a Grantee pursuant to the Put Option to a Permitted Grantor Transferee, shall not require any Grantee to comply with the Right of First Refusal provisions of Article III).

                                   ARTICLE III
                             RIGHT OF FIRST REFUSAL

        SECTION 3.01 Right of First Refusal.


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CUSIP No. 82655N105             13D                     Page 16 of 25 Pages

                (a) During the Put Period, prior to selling any Shares to a third party, Carlyle agrees that upon receipt of a bona fide written binding offer (subject only to this Right of First Refusal) from a third party (the "Proposed Transferee"), Carlyle shall submit a written offer (the "Offer") to sell all Shares proposed to be purchased by the Proposed Transferee (the "Offered Shares"), on terms and conditions, including price, not less favorable than those on which Carlyle proposes to sell such Offered Shares to the Proposed Transferee, to Tabacchi and La Sesta (the "Offerees").

                (b) The rights of each Offeree shall be in addition to and not in substitution of its rights and obligations under the Put Option.

                (c) The Offer shall disclose the number of Offered Shares proposed to be sold, the terms and conditions (including price) of the proposed sale, and any other material facts relating to the proposed sale. The Offer shall further state that the Offerees may acquire, in accordance with the provisions of this Agreement, the Offered Shares for the price and upon the other terms and conditions set forth therein.

        SECTION 3.02 Notice of Intent to Purchase.

If the Offerees exercise their right to acquire the Offered Shares, such right may only be exercised to acquire all such Offered Shares and not a portion of such Offered Shares. If the Offerees desire to purchase the Offered Shares offered to them, they shall communicate in writing their election to purchase all the Offered Shares (the "Right of First Refusal Exercise Notice") to Carlyle no later than 20 days after the date of the Offer (the parties providing such Right of First Refusal Exercise Notice, are sometimes referred to hereafter individually, as a "Purchaser," and collectively as, the "Purchasers"). If an Offeree declines to purchase, or otherwise defaults and fails to purchase, any Offered Shares, in order for the remaining Offerees to have the right to acquire Offered Shares, such remaining Offerees shall be required to acquire the declining Offeree's allotment of Offered Shares (the "Over-Allotment Right"), in whole and not in part, and such Offerees shall provide written notice to Carlyle specifying the number of additional Offered Shares it will acquire pursuant to the Over-Allotment Right. Such Right of First Refusal Exercise Notice shall, when taken in conjunction with the Offer, be deemed to constitute a valid, binding and enforceable agreement for the sale and purchase of the Offered Shares.

        SECTION 3.03 Offered Shares Closing.

The closing of the purchase and sale of Offered Shares pursuant to the Offer, shall take place no later than 30 days following the date of the Right of First Refusal Exercise Notice at the principal office of Carlyle or at such other location as the Parties shall mutually agree, on a Business Day to be mutually agreed to by Carlyle and the Purchasers or if the Parties do not mutually agree to a closing date, the closing date shall be the next Business Day following such fifteenth day (the "Offered Shares Closing"), provided that if the purchase of Offered Shares is subject to prior regulatory approval, Carlyle and the Purchasers will use their reasonable best efforts to obtain the necessary regulatory approvals and the Offered Shares Closing shall be postponed until the


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CUSIP No. 82655N105             13D                     Page 17 of 25 Pages

expiration of five Business Days after the date that all such regulatory approvals shall have been received, except that if such regulatory approvals are not received within 60 days following the date of the Right of First Refusal Exercise Notice, Carlyle shall have the right to sell the Offered Shares pursuant to Section 3.04 below. At the Offered Shares Closing, Carlyle shall deliver to the Purchasers the certificates representing the Offered Shares duly endorsed or accompanied by stock powers executed in blank, in form and substance customary in the United States of America for transactions of this type to the Purchasers, and evidence reasonably satisfactory to the Purchasers that the Offered Shares are being transferred free and clear of all liens and encumbrances created by Carlyle or its Affiliates (it being understood that in no event shall a Grantee be obligated to make any representations and warranties, or to provide any indemnities, with respect to (i) any matters relating to the Company, or (ii) with respect to any other matters other than
(1) title to the Shares held by such Grantee, such title being free and clear of all liens and encumbrances created by it or its Affiliates, (2) such Grantee's authority, authorization and right to enter into and consummate the sale without contravention of any law or agreement, and without the need for any third party consent or approval (not including any governmental or regulatory consent or approval which shall have been applied for or received), and (3) the existence of pending or, to the knowledge of the Grantee, threatened litigation involving such Grantee that could reasonably be expected to prohibit or limit the sale of good title to the Shares by such Grantee). At the Offered Shares Closing, the Purchasers shall pay the purchase price for the Offered Shares to Carlyle in such amount and on such payment terms as set forth in the Offer.

        SECTION 3.04 Sale to Third Party.

If the Purchasers do not exercise this Right of First Refusal in whole, or do not offer to purchase all of the Offered Shares, the Offered Shares may be sold by Carlyle at any time within three months after the date the Offer was made. Any such sale shall be to the Proposed Transferee on terms and conditions not materially different than those specified in the Offer. If any Offered Shares are not sold within the three month period or if the terms of the Offer shall change, the Offered Shares shall be subject to renewed compliance with the requirements of the Right of First Refusal pursuant to Section 3.01. Any third party to whom Shares are sold shall have no rights or obligations under this Agreement. None of the provisions of this Article III shall be applicable to, nor shall prohibit, the offer and sale of any Offered Shares in open market transactions on any exchange, market system or bulletin board on which shares of Common Stock are quoted, or offers and sales of the Shares can be made, from time to time, and pursuant to the exercise of registration rights under the Registration Rights Agreements with the Company to which the Grantees are party covering Shares.

                                   ARTICLE IV
                                  MISCELLANEOUS

        SECTION 4.01 Publicity.

To the extent that any of he Parties intends to issue any press release or make any similar public announcement or communication regarding the execution or performance of this Agreement, the transactions contemplated hereby, and the ongoing business relationship between the Parties,


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CUSIP No. 82655N105             13D                     Page 18 of 25 Pages

which release, announcement or disclosure mentions any other Parties to this Agreement, the Party making the disclosure shall consult with each of the Parties so named in such disclosure; provided, however, that no Party shall be restrained, after consultation with the other Parties, to the extent such consultation is feasible, from making such disclosure as it shall be required to make by applicable law or by applicable regulations of any regulatory body or securities exchange.

        SECTION 4.02 Equitable Relief.

The Parties hereto acknowledge and agree that it will be impossible to measure the damages that would be suffered if any Party fails to comply with the provisions of this Agreement that it is required to comply with and, in the event of any such failure, the non-breaching Parties will have the right to obtain specific performance of the breaching Party's obligations under this Agreement and to obtain immediate injunctive relief. These rights shall be in addition to, and not in substitution of, any other rights that any non-breaching Party may have in law or in equity. Tabacchi, La Sesta and their Permitted Grantor Transferees on the one hand, and Carlyle on the other hand, agree that the rights, powers and remedies given to each other Party by this Agreement are cumulative and concurrent and not exclusive of any thereof or of any other powers, rights or remedies available to such Party, whether existing at law or in equity of by statute or otherwise, and shall be in addition to every other right, power or remedy provided in this Agreement, and the exercise or beginning of the exercise by such Party of any one or more of such rights, powers and remedies shall not preclude the simultaneous or later exercise by such Party of any or all such other rights, powers and remedies. No failure on the part of any Party to exercise any right, power or remedy shall operate as a waiver thereof.

        SECTION 4.03 Entire Agreement.

Each Party expressly acknowledges and agrees that this Agreement is the final expression of the Parties agreement, and supercedes all prior and contemporaneous agreements and understandings, both oral and written, including the Term Sheet dated November 27, 2002, by and among the Parties, with respect to the subject matter hereof. Except as set forth in this Agreement, the Parties hereto acknowledge that they are not Parties to, and have no knowledge of, any agreements or understandings, both oral and written, to act in concert or as a group (including, without limitation, as a group within the meaning of Section13(d) of the Securities Exchange Act of 1934, as amended), or otherwise act together, with respect to SRC or its securities.

        SECTION 4.04 Binding Effect; Benefit.

This Agreement shall inure to the benefit and be binding upon the Parties hereto and the Permitted Grantor Transferees, as the case may be, to the extent set forth in this Agreement; and, in the case of a natural person, upon his successors, assigns, heirs, legatees, distributees, estates, executors, administrators, personal representatives and other legal representatives. Nothing in this Agreement, expressed or implied, is intended to confer on any Person other than the Parties hereto and their respective Permitted Grantor Transferees, as the case may be, and, in the case of a natural person, upon his successors, assigns, heirs, legatees, distributees, estates, executors,

CUSIP No. 82655N105             13D                     Page 19 of 25 Pages

administrators, personal representatives and other legal representatives, any rights, remedies, obligations or liabilities under or by reason of this Agreement. Nothing in this Agreement, expressed or implied, shall confer on any Party or Permitted Grantor Transferee, as the case may be, and, in the case of a natural person, upon his successors, assigns, heirs, legatees, distributees, estates, executors, administrators, personal representatives and other legal representatives, any greater rights, remedies, obligations or liabilities than as set forth in this Agreement.

        SECTION 4.05 Assignability.

Except as set forth in this Agreement, neither this Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by any Party hereto or any Permitted Grantor Transferees.

        SECTION 4.06 Amendment; Waiver; Termination.

No provision of this Agreement may be waived except by an instrument in writing signed by the party against whom the waiver is to be effective. No provision of this Agreement may be amended or modified except by an instrument in writing signed by all of the parties who would have any rights or obligations under the relevant provision the Agreement. This Agreement shall terminate on the day following the last day of the Put Term.

        SECTION 4.07 Notices.

All notices, consents, requests, instructions, approvals and other communications provided for herein and all legal process in regard hereto shall be deemed validly given, made or served and received, if delivered personally or transmitted by facsimile transmission with receipt acknowledged by the addressee or electronically, three days after being mailed by first class mail, or the next Business Day after being deposited for next-day delivery with a nationally recognized, receipted, overnight delivery service, charges and postage prepaid, properly addressed to the Party to receive such notice or communication at the addresses specified below:

        To, Carlyle:

               c/o Carlyle Venture Partners, L.P.
               1001 Pennsylvania Avenue, NW
               Suite 220 South
               Washington, DC 20004
               Attn: Ryan Schwarz
               Fax: (202) 347-1818

        with a copy (which shall not constitute notice) to:

               Wilmer, Cutler & Pickering
               2445 M Street, NW
               Washington, DC 20037-1420
               Attn: John B. Watkins


                                       12
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CUSIP No. 82655N105             13D                     Page 20 of 25 Pages

               Fax: 202-663-6363

        To, Tabacchi:

               Via Patriarcato 15
               35100 Padova
               Italy
               Fax: 011-39-049-663138

        with a copy (which shall not constitute notice) to:

               Collier, Halpern, Newberg, Nolletti & Bock, LLP
               One North Lexington Avenue
               White Plains, NY 10601
               Attn: David A. Newberg, Esq.
               Fax: (914) 684-6986

        To, La Sesta, S.A.

               c/o MEVEA s.a.r.l.
               6-12 Place d'Armes
               L-1136 Luxembourg
               Attn. Mr. R. Meneguz)
               Fax: 011-39-0331-826370

        with a copy (which shall not constitute notice) to:

               Collier, Halpern, Newberg, Nolletti & Bock, LLP
               One North Lexington Avenue
               White Plains, NY 10601
               Attn: David A. Newberg, Esq.
               Fax: (914) 684-6986

or to such other address or facsimile number as any Party may, from time to time, designate in a written notice given in a like manner to all of the other Parties to this Agreement.

        SECTION 4.08 Fees and Expenses.

If any action at law or in equity is necessary to enforce or interpret the terms of this Agreement, the prevailing Party shall be entitled to reasonable attorneys' fees, costs and disbursements in addition to any other relief to which such Party may be entitled.

        SECTION 4.09 Headings.


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CUSIP No. 82655N105             13D                     Page 21 of 25 Pages

The headings contained in this Agreement are for convenience only and shall not affect the meaning or interpretation of this Agreement.

        SECTION 4.10 Counterparts.

This Agreement may be executed in any number of counterparts (including facsimiles), each of which shall be deemed to be an original and all of which together shall be deemed to be one and the same instrument.

        SECTION 4.11 Governing Law; Consent to Jurisdiction.

THIS AGREEMENT SHALL BE CONSTRUED IN ACCORDANCE WITH AND GOVERNED BY THE LAWS OF THE STATE OF DELAWARE, WITHOUT GIVING EFFECT TO THE PRINCIPLES OF CONFLICTS OF LAWS THEREOF. EACH OF THE PARTIES HEREBY IRREVOCABLY AND UNCONDITIONALLY CONSENTS TO SUBMIT TO THE EXCLUSIVE JURISDICTION OF THE COURTS OF THE UNITED STATES OF AMERICA, LOCATED IN THE BOROUGH OF MANHATTAN, NEW YORK CITY, NY, OR IF JURISDICTION IS NOT AVAILABLE IN FEDERAL COURT, ALTERNATIVELY, THE COURTS OF THE STATE OF NEW YORK, LOCATED IN THE BOROUGH OF MANHATTAN, NEW YORK CITY, NY, FOR ANY SUIT, ACTION OR OTHER PROCEEDING (ANY "PROCEEDINGS") ARISING OUT OF OR RELATING TO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY (AND AGREES NOT TO COMMENCE ANY PROCEEDINGS RELATING HERETO OR THERETO EXCEPT IN SUCH COURTS, EXCEPT AS OTHERWISE PROVIDED HEREIN). EACH OF THE PARTIES IRREVOCABLY SUBMITS TO THE PERSONAL EXCLUSIVE JURISDICTION OF THE COURTS OF THE UNITED STATES OF AMERICA OR THE COURTS OF THE STATE OF NEW YORK, AS APPLICABLE, IN EACH CASE LOCATED IN THE BOROUGH OF MANHATTAN, NEW YORK CITY, NY, FOR THE PURPOSES OF ANY PROCEEDINGS RELATING TO OR ARISING OUT OF THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY. EACH OF THE PARTIES HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY OBJECTION TO THE LAYING OF VENUE OF ANY PROCEEDINGS RELATING TO OR ARISING OUT OF THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY IN THE COURTS OF THE UNITED STATES OF AMERICA OR THE COURTS OF THE STATE OF NEW YORK, AS APPLICABLE, IN EACH CASE LOCATED IN THE BOROUGH OF MANHATTAN, NEW YORK CITY, NY, HEREBY FURTHER IRREVOCABLY AND UNCONDITIONALLY WAIVES AND AGREES NOT TO PLEAD OR CLAIM IN ANY SUCH COURT THAT ANY SUCH PROCEEDING BROUGHT IN ANY SUCH COURT HAS BEEN BROUGHT IN AN INCONVENIENT FORUM. EACH OF THE PARTIES FURTHER AGREES THAT SERVICE OF ANY PROCESS, SUMMONS, NOTICE OR DOCUMENT (i) HAND DELIVERED, (ii) SENT BY REGISTERED MAIL TO SUCH PARTY'S RESPECTIVE ADDRESS SET FORTH IN SECTION 4.07 OF THIS AGREEMENT, OR TO SUCH OTHER ADDRESS AS SUCH PARTY SHALL PROVIDE IN WRITING TO EACH OTHER PARTY TO THIS AGREEMENT PURSUANT TO THE PROVISIONS HEREOF, DELIVERED TO ANY PERSON LOCATED AT SUCH ADDRESSES, OR (iii) SOLELY IN THE CASE OF CARLYLE, TO CARLYLE'S OFFICE LOCATED IN MILAN, ITALY, SO LONG AS CARLYLE HAS SUCH AN OFFICE LOCATION, DELIVERED TO ANY PERSON LOCATED AT SUCH OFFICE, OR (iv) DELIVERED USING ANY OTHER METHOD OF SERVICE PERMITTED UNDER THE FEDERAL RULES OF CIVIL PROCEDURE, OR THE NEW YORK RULES OF CIVIL PROCEDURE RELATING TO THE SERVICE OF PROCESS OR SUMMONS, AS APPLICABLE, SHALL IN EACH SUCH CASE BE EFFECTIVE SERVICE OF PROCESS FOR ANY PROCEEDING WITH RESPECT TO ANY MATTERS RELATING TO OR ARISING UNDER THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY REPRESENTS AND WARRANTS TO THE OTHER PARTIES THAT ANY PERSON LOCATED AT THE ADDRESS SENT FORTH IN SECTION 4.07 OF THIS AGREEMENT OR AT ANY OTHER ADDRESS DESIGNATED BY SUCH PARTY PURSUANT TO SECTION 4.07, OR, SOLELY IN THE CASE OF CARLYLE, ANY PERSON LOCATED IN CARLYLE'S OFFICE LOCATED IN MILAN, ITALY, BE AND HEREBY IS AUTHORIZED TO ACCEPT SERVICE OF


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CUSIP No. 82655N105             13D                     Page 22 of 25 Pages

PROCESS, SUMMONS, NOTICE OR ANY OTHER DOCUMENT SENT BY REGISTERED MAIL OR PERSONAL DELIVERY TO SUCH ADDRESS, OR BY ANY OTHER METHOD PERMITTED UNDER THE FEDERAL RULES OF CIVIL PROCEDURE OR THE NEW YORK RULES OF CIVIL PROCEDURE RELATING TO THE SERVICE OF PROCESS OR SUMMONS, AS APPLICABLE. NOTWITHSTANDING ANYTHING IN THIS SECTION 4.11 TO THE CONTRARY, TABACCHI AND LA SESTA, ON ITS OWN BEHALF AND ON BEHALF OF THEIR RESPECTIVE PERMITTED GRANTOR TRANSFEREES AND SUCCESSORS AND PERMITTED ASSIGNS, ON THE ONE HAND, AND CARLYLE WITH RESPECT TO EACH CARLYLE ENTITY ON THE OTHER HAND, HEREBY AGREES THAT AT ANY PREVAILING PARTY'S OPTION IT MAY ENFORCE ANY JUDGMENT, AGAINST THEM OR ANY ONE OF THEM, IN ANY U.S. FEDERAL, STATE OR LOCAL, OR FOREIGN JURISDICTION.

        SECTION 4.12 Severability.

If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated. It is hereby stipulated and declared to be the intention of the Parties that they would have executed the remaining terms, provisions, covenants and restrictions without including any of such which may be hereafter declared invalid, void or unenforceable.

        SECTION 4.13 Mutual Drafting.

This Agreement is the mutual product of the Parties hereto, and each provision hereof has been subject to the mutual consultation, negotiation and agreement of each of the Parties, and shall not be construed for or against any Party hereto.

        SECTION 4.14 Further Representations.

Each Party to this Agreement acknowledges and represents that it has been represented by its own legal counsel in connection with the transactions contemplated by this Agreement, with the opportunity to seek advice as to its legal rights from such counsel, and is not relying on any representation or statements made by any other Party hereto.

        SECTION 4.15 Cooperation.

Each of the Parties hereby agrees that it will reasonably cooperate with each of the other Parties to this Agreement in connection with the making of any required governmental or regulatory notifications, filings or submissions under U.S. federal and state and local securities laws relating to the consummation of any of the transactions contemplated by this Agreement.


                        [SIGNATURES APPEAR ON NEXT PAGE]

CUSIP No. 82655N105             13D                     Page 23 of 25 Pages


        IN WITNESS WHEREOF, each Party hereto have caused this Agreement to be duly executed by himself or itself or its authorized officer as of the day and year first above written.

                                    CARLYLE:
                                    -------


                                    CARLYLE VENTURE PARTNERS, L.P.
                                    ------------------------------


                                    By: /S/ ROBERT GRADY
                                        ---------------------
                                    Name: Robert Grady
                                    Title: Managing Director

                                    C/S VENTURE INVESTORS, L.P.
                                    ---------------------------


                                    By: /S/ ROBERT GRADY
                                        ---------------------
                                    Name: Robert Grady
                                    Title: Managing Director

                                    CARLYLE U.S. VENTURE PARTNERS, L.P.
                                    -----------------------------------


                                    By: /S/ ROBERT GRADY
                                        ---------------------
                                    Name: Robert Grady
                                    Title: Managing Director

                                    CARLYLE VENTURE COINVESTMENT, L.L.C.
                                    ------------------------------------


                                    By: /S/ ROBERT GRADY
                                        ---------------------
                                    Name: Robert Grady
                                    Title: Managing Director

                                    LA SESTA, S.A.
                                    --------------


                                    By: /S/ MARCO BRUSTIO
                                        ---------------------
                                    Name: Marco Brustio
                                    Title: Chairman


                                    /S/ E. DINO TABACCHI
                                    -------------------------
                                    Dino Tabacchi

CUSIP No. 82655N105             13D                     Page 24 of 25 Pages


                                                                       EXHIBIT 4

                                POWER OF ATTORNEY

                 The undersigned hereby constitutes and appoints Carene Kunkler and Duane Kimble Jr., and each of them individually, as the undersigned's true and lawful attorney-in-fact to:

                           1. Execute for and on behalf of the undersigned, in
                 the undersigned's capacity as an officer and/or director of Sight Resource Corporation (the "Company"), Forms 3, 4 and 5 in accordance with Section 16(a) of the Securities Exchange Act of 1934 (the "Act") and the rules thereunder.

                           2. Execute for and on behalf of the undersigned, in
                 the undersigned's capacity as a shareholder of the Company and/or in the undersigned's capacity as an executive officer or controlling shareholder of any corporation or entity that is a shareholder of the Company, Schedules 13D and 13G, and any amendments thereto or agreements relating to "group" filings thereof, in accordance with Sections 13(d) and 13(g) of the Act and the rules thereunder.

                           3. Do and perform any and all acts for and on behalf
                 of the undersigned which may be necessary or desirable to complete and execute any such Form 3, 4 or 5, or Schedule 13D or 13G (including without limitation executing Form ID and obtaining CIK, CCC and other codes and passwords), and timely file such Forms and Schedules with the Securities and Exchange Commission and any stock exchange or similar authority.

                 The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, hereby ratifying and confirming all that such attorney-in-fact shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming, nor is the Company assuming, any of the undersigned's responsibilities to comply with
Section 13 or 16 of the Act.

                 This Power of Attorney shall remain in full force and effect until the undersigned (and any such entity for which the undersigned is an executive officer or controlling shareholder) is no longer required to file Forms 3, 4 and 5, and Schedules 13D or 13G, with respect to the undersigned's (or such entity's) holdings of and transactions in securities issued by the Company, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

CUSIP No. 82655N105             13D                     Page 25 of 25 Pages


                 IN TESTIMONY WHEREOF, the undersigned has caused this Power of Attorney to be executed this 9th day of January, 2003.

                                               LA SESTA S.A.

                                               By  /s/ Marco Brustio
                                                 --------------------------